Exhibit 12.1

Home BancShares, Inc.

Computation of Ratios of Earnings to Fixed Charges

	Year Ended December 31,
Exhibit	2013	2012	2011	2010	2009
(In thousands, except ratio’s)
Fixed Charges and Preferred Dividends
Interest expense	14,013	19,761	28,391	32,373	37,391
Capital debt expense Trust Preferred	518	1,774	2,160	2,335	2,552
Estimated interest in rent	515	435	426	395	318
Preferred dividends (E)	—	—	1,285	2,500	2,395

Combined fixed charges and preferred dividends (B)	15,046	21,970	32,262	37,603	42,656
Less: interest on deposits	9,744	14,989	22,968	24,302	27,442

Combined fixed charges and preferred dvidends excluding interest on deposits (D)	5,302	6,981	9,294	13,301	15,214

Earnings
Pre-tax income from continuing operations	104,473	98,451	84,342	23,612	38,936
Fixed charges and preferred dividends	15,046	21,970	32,262	37,603	42,656

Total earnings (A)	119,519	120,421	116,604	61,215	81,592
Less: interest on deposits	9,744	14,989	22,968	24,302	27,442

Total earnings excluding interest on deposits (C)	109,775	105,432	93,636	36,913	54,150

Ratio of earnings to fixed charges
Ratio, including interest on deposits (A/(B-E))	7.94	5.48	3.76	1.74	2.03
Ratio, excluding interest on deposits (C/(D-E))	20.70	15.10	11.69	3.42	4.22
Ratio of earnings to fixed charges & preferred dividends
Ratio, including interest on deposits (A/B)	7.94	5.48	3.61	1.63	1.91
Ratio, excluding interest on deposits (C/D)	20.70	15.10	10.07	2.78	3.56